UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ventyx Biosciences, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

92332V107

(CUSIP Number)

Somasundaram Subramaniam

New Science Ventures

500 West Putnam Avenue, Suite 400

Greenwich, CT 06830

(212) 688-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Leland S. Benton
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
(202) 739-3000
September 17, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92332V107

1	NAMES OF REPORTING PERSONS NSV Investments I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,873,225
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,873,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,873,225
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%[1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1
Percentage calculated based on 50,917,801 shares of the common stock, par value $0.0001 per share (the “Common Stock”) of Ventyx Biosciences, Inc. (the “Issuer”) outstanding as of August 10, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2022, and a further 5,350,000 shares of Common Stock issued by the Issuer on September 20, 2022, as disclosed by the Issuer in its press release dated September 19, 2022.

CUSIP No. 92332V107

1	NAMES OF REPORTING PERSONS NSV Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,239,954
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,239,954

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,239,954
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%[1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1
Percentage calculated based on 50,917,801 shares of Common Stock outstanding as of August 10, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 15, 2022, and a further 5,350,000 shares of Common Stock issued by the Issuer on September 20, 2022, as disclosed by the Issuer in its press release dated September 19, 2022.

CUSIP No. 92332V107

1	NAMES OF REPORTING PERSONS NSV Partners III GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,239,954
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,239,954

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,239,954
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1
Percentage calculated based on 50,917,801 shares of Common Stock outstanding as of August 10, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 15, 2022, and a further 5,350,000 shares of Common Stock issued by the Issuer on September 20, 2022, as disclosed by the Issuer in its press release dated September 19, 2022.

CUSIP No. 92332V107

1	NAMES OF REPORTING PERSONS Somasundaram Subramaniam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,892,528
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,892,528

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,892,528
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1
Percentage calculated based on 50,917,801 shares of Common Stock outstanding as of August 10, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 15, 2022, and a further 5,350,000 shares of Common Stock issued by the Issuer on September 20, 2022, as disclosed by the Issuer in its press release dated September 19, 2022.

CUSIP No. 92332V107

1	NAMES OF REPORTING PERSONS NSV Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,894,887
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,894,887

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,894,887
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

1
Percentage calculated based on 50,917,801 shares of Common Stock outstanding as of August 10, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 15, 2022, and a further 5,350,000 shares of Common Stock issued by the Issuer on September 20, 2022, as disclosed by the Issuer in its press release dated September 19, 2022.

CUSIP No. 92332V107

This Amendment No. 1 (“Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D jointly filed with the Commission by NSV Investments I, L.P., a Delaware limited partnership, NSV Partners III, LP, a Delaware limited partnership, NSV Partners III GP, LLC, a Delaware limited liability company, NSV Partners II, LLC, a Delaware limited liability company and Somasundaram Subramaniam, a United States citizen on October 29, 2021 (the “Schedule 13D”), with respect to the Common Stock. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D, which remains unchanged.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended and supplemented to include the following:
On September 17, 2022, Mr. Subramaniam and each of the NSV funds entered into a “lock-up” agreement (collectively, the “Lock-Up Agreements”) with Morgan Stanley & Co. LLC, Jefferies LLC, Piper Sandler & Co. and LifeSci Capital LLC. Pursuant to the terms of the Lock-Up Agreements, Mr. Subramaniam and the NSV funds have agreed that, subject to certain exceptions, they will not, during the period beginning on September 17, 2022 and continuing through the close of trading on the date that is two trading days immediately following the Issuer’s public release of earnings for its third quarter ending September 30, 2022, (i) sell or offer to sell any shares of Common Stock or securities convertible into or exercisable or exchangeable for the same, owned either of record or beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), (ii) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of shares of the Common Stock or securities convertible into or exercisable or exchangeable for the same, (iii) make any demand for, or exercise any right with respect to, the registration under the Securities Act of 1933, as amended, of the offer and sale of any shares of Common Stock or securities convertible into or exercisable or exchangeable for the same, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration or (iv) publicly announce any intention to do any of the foregoing.
The foregoing summary of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, a copy of which is attached hereto as Exhibit C and is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to include the following exhibit:

Exhibit	Description

C	Form of Lock-Up Agreement (incorporated by reference to Exhibit B of Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 19, 2022).

CUSIP No. 92332V107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2022

NSV Investments I, L.P.

By:	/s/ Tom Lavin
Name:	Tom Lavin
Title:	Partner

NSV Partners III, LP

By:	/s/ Tom Lavin
Name:	Tom Lavin
Title:	Partner

NSV Partners III GP, LLC

By:	/s/ Tom Lavin
Name:	Tom Lavin
Title:	Partner

Somasundaram Subramaniam

By:	/s/ Somasundaram Subramaniam*
Name:	Somasundaram Subramaniam

NSV Partners II, LLC

By:	/s/ Tom Lavin
Name:	Tom Lavin
Title:	Partner

*

This reporting person disclaims beneficial ownership of these reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).